Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Location Jurisdiction of Organization
Mytheresa Group GmbH	Germany
Mytheresa SE	Germany
Theresa Warenvertrieb GmbH	Germany
mytheresa.com GmbH	Germany
mytheresa.com Service GmbH	Germany
Mytheresa Business Information Consulting (Shanghai) Co. Ltd.	China
Mytheresa US Services Inc.	United States
Mytheresa International Services GmbH	Germany
Mytheresa APAC Services Limited	Hong Kong
Mytheresa UK Services Ltd.	United Kingdom